FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario, Canada M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

Alamos Gold Announces Management Appointments

Toronto, Ontario (January 5, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) is pleased to announce the appointments of Luc Guimond as Vice President, Operations and Khalid Elhaj as Vice President, Business Strategy. Léon Grondin-Leblanc has been promoted to General Manager, Young-Davidson.

Luc Guimond has nearly 35 years of experience in the mining industry in operations management, project management, mine construction, and corporate development in Canada and Australia; and was most recently General Manager, Young-Davidson. He joined Northgate Minerals (a predecessor company) in 2006 as Project Manager of the Young-Davidson project and was later appointed Executive General Manager for Northgate Minerals’ Australian operations. Prior to that, Mr. Guimond held progressively senior positions with Noranda, Hemlo Gold, Battle Mountain Gold and Newmont. He is a graduate of the Haileybury School of Mines and holds a Bachelor of Applied Science degree in Mining Engineering from Queen’s University. Mr. Guimond is a licensed Professional Engineer in Ontario.

Léon Grondin-Leblanc is promoted to General Manager, Young-Davidson, where he most recently served as Underground Operations Superintendent since 2018. He joined Richmont Mines (a predecessor company) as Senior Mine Engineer at the Island Gold mine in early 2016 and was promoted to Chief Mine Engineer later that year. Prior to that, he held progressively senior engineering positions with Agnico Eagle Mines. Mr. Grondin-Leblanc holds a Bachelor degree in Mining Engineering from Université Laval and an MBA from the University of Fredericton. He is a licensed Professional Engineer in Ontario and Quebec.

Khalid Elhaj joined Alamos Gold in 2015 and most recently held the role of Director, Corporate Development & Business Planning. As Vice President of Business Strategy, he will support the executive team’s execution of business strategy and evaluation of key strategic initiatives and opportunities, as well as have responsibility for the forecasting and budgeting process. Mr. Elhaj has 15 years of mining industry experience in progressive roles that include corporate development, business planning, investor relations, and treasury with Teranga Gold, Barrick Gold, AuRico Gold, and Northgate Minerals. Mr. Elhaj graduated with a Bachelor of Applied Science degree in Engineering Science from the University of Toronto, is a CFA Charterholder, and a licensed Professional Engineer in Ontario.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos

TRADING SYMBOL: TSX:AGI NYSE:AGI

employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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